August 16, 2005

Securities and Exchange Commission
Attn: Rufus Decker, Branch Chief
Washington, DC 20549-0510

RE:	The Allied Defense Group, Inc. — Form 10-K for the Year Ended December 31, 2004 Form 10-Q for the period ended March 31, 2005 File No. 1-11376
Dear Mr. Decker:
In response to the Commission’s letter dated August 9, 2005, The Allied Defense Group, Inc. (the “Company”) is providing the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the year ended December 31, 2004 and our Form 10-Q for the period ended March 31, 2005.
Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the August 9, 2005 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact me (703) 847-5268 should there be any further questions.
Sincerely,

Lawrence A. Fischer
Acting Chief Financial Officer & Treasurer

Response #4 to the SEC Comment Letter

Item 4.02
1.	SEC Comment

We have reviewed your Item 4.02 Form 8-K and have the following comments.

Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:
•	an identification of the financial statements and years or periods covered that should no longer be relied upon;

•	a brief description of the facts underlying the conclusion to the extent known to you at the time of filing.
Allied
The Company filed a Form 8-K/A on August 10, 2005, which included the information required by Item 4.02(a).